UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
BRIGHAM EXPLORATION COMPANY
(Name of Subject Company (Issuer))
FARGO ACQUISITION INC.
a wholly owned subsidiary of
STATOIL ASA
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
109178 10 3
(CUSIP Number of Class of Securities)
Torgrim Reitan
Chief Financial Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway
Telephone No.: 011-47-5199-0000
Fax No.: 011-47-5199-0050
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:

Jeffery Floyd Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street Suite 2500 Houston, TX 77002 (713) 758-2222 (713) 758-2346 (fax)	Christopher G Schmitt Vinson & Elkins L.L.P. 2801 Via Fortuna, Suite 100 Austin, TX 78746 (512) 542-8400 (512) 542-8612 (fax)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,442,601,588	$509,122

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $36.50, the per share tender offer price, multiplied by the sum of 117,314,532, the number of shares of common stock issued and outstanding (including 657,928 shares of restricted stock), plus (b) an amount equal to 4,400,580, the number of shares of common stock that were reserved for issuance pursuant to stock option plans, multiplied by $36.50. No shares of common stock were held by the issuer in its treasury. The foregoing share figures have been provided by the issuer to the offerors and are as of October 14, 2011, the most recent practicable date.

**	The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011 by the Securities and Exchange Commission, equals $114.60 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Fargo Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), to purchase all of the shares of common stock, par value $0.01 per share (“Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”), that are issued and outstanding at a price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related letter of transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).
     Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.1.G
EX-99.D.2
EX-99.D.3
EX-99.D.4
EX-99.D.5
EX-99.D.6
EX-99.D.7

Item 1.	Summary Term Sheet.
Regulation M-A Item 1001
     The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.
Regulation M-A Item 1002
     (a) Name and Address. The name of the subject company to which this Schedule TO relates is Brigham Exploration Company, a Delaware corporation. Brigham’s principal executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730. Brigham’s telephone number at such address is (512) 427-3300.
     (b) Securities. This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Brigham. Brigham has advised Statoil that, on October 14, 2011, there were an aggregate of (y) 117,314,532 Shares issued and outstanding, including 657,928 Shares of restricted stock, and (z) 1,941,884 Shares reserved for future issuance under (1) the 1997 Incentive Plan and the 1997 Director Stock Option Plan, as amended, and (2) any other compensatory equity plans or contracts of Brigham, including equity plans or contracts assumed by Brigham pursuant to a merger, acquisition or other similar transaction.
     (c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
Regulation M-A Item 1003
     (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 8 (“Certain Information Concerning Purchaser and Statoil”) and Annex A of the Offer to Purchase.

Item 4.	Terms of the Transaction.
Regulation M-A Item 1004
     (a)(1)(i) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     (a)(1)(ii) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 1 (“Terms of the Offer”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     (a)(1)(iii) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
     (a)(1)(iv) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 1 (“Terms of the Offer”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     (a)(1)(v) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 1 (“Terms of the Offer”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
     (a)(1)(vi) The information set forth under the caption THE TENDER OFFER — Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(vii) The information set forth under the caption THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(viii) The information set forth under the caption THE TENDER OFFER — Section 2 (“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase is incorporated herein by reference.
     (a)(1)(ix) Not applicable.

     (a)(1)(x) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
     THE TENDER OFFER — Section 16 (“Adjustments to Prevent Dilution”)
     (a)(1)(xi) Not applicable.
     (a)(1)(xii) The information set forth under the caption THE TENDER OFFER — Section 5 (“Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2)(i) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 1 (“Terms of the Offer”)
     THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Brigham”)
     THE TENDER OFFER — Section 15 (“Conditions to the Offer”)
     (a)(2)(ii) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 1 (“Terms of the Offer”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     (a)(2)(iii) The information set forth under the caption THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Brigham”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2)(iv) The information set forth under the caption THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase is incorporated herein by reference.
     (a)(2)(v) The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

     THE TENDER OFFER — Section 16 (“Adjustments to Prevent Dilution”)
     (a)(2)(vi) Not applicable.
     (a)(2)(vii) The information set forth under the caption THE TENDER OFFER — Section 5 (“Material U.S. Federal Income Tax Consequences of the Offer and the Merger”) of the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
     (a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     THE TENDER OFFER — Section 8 (“Certain Information Concerning Statoil and Purchaser”)
     THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Brigham”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     THE TENDER OFFER — Section 8 (“Certain Information Concerning Statoil and Purchaser”)
     THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Brigham”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

Item 6.	Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
     (a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Brigham”)
     (c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Brigham”)
     THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
     THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
     (a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
     (b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
     (d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.
Regulation M-A Item 1008
     (a)-(b) Securities Ownership; Securities Transactions. The information set forth under the caption THE TENDER OFFER — Section 8 (“Certain Information Concerning Statoil and Purchaser”) of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
     (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.
Regulation M-A Item 1010
     (a) Financial Information. Not Applicable.
     (b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.
Regulation M-A Item 1011
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
     SUMMARY TERM SHEET
     INTRODUCTION
     THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Brigham”)
     THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)
     THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Brigham”)
     THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
     THE TENDER OFFER — Section 17 (“Certain Legal Matters; Regulatory Approvals”)
     THE TENDER OFFER — Section 19 (“Miscellaneous”)
     (b) Not applicable.
     (c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Regulation M-A Item 1016

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 28, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011

(a)(1)(G)	Press Release issued by Statoil ASA, dated October 28, 2011

(d)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Statoil ASA with the Securities and Exchange Commission on October 17, 2011)

(d)(2)	Tender and Voting Agreement, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and the directors and executive officers of Brigham Exploration Company

(d)(3)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson

(d)(4)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford

(d)(5)	Non-Solicitation Agreement, dated June 17, 2011, by and among Statoil ASA and Brigham Exploration Company

(d)(6)	Confidentiality Agreement, dated December 29, 2010, by and among Statoil ASA and Brigham Exploration Company

(d)(7)	Letter Agreement dated October 27, 2011 amending the Agreement and Plan of Merger dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company

*Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fargo Acquisition Inc.
By:	/s/ Irene Rummelhoff
	Name:	Irene Rummelhoff
	Title:	President

Statoil ASA
By:	/s/ William V. Maloney
	Name:	William V. Maloney
	Title:	Executive Vice President

Dated: October 28, 2011

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated October 28, 2011*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on October 28, 2011

(a)(1)(G)	Press Release issued by Statoil ASA, dated October 28, 2011

(d)(1)	Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Statoil ASA with the Securities and Exchange Commission on October 17, 2011)

(d)(2)	Tender and Voting Agreement, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and the directors and executive officers of Brigham Exploration Company

(d)(3)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and Jeffery E. Larson

(d)(4)	Terms and Conditions of Continued Employment, dated October 16, 2011, between Statoil Gulf Services LLC and A. Lance Langford

(d)(5)	Non-Solicitation Agreement, dated June 17, 2011, by and among Statoil ASA and Brigham Exploration Company

(d)(6)	Confidentiality Agreement, dated December 29, 2010, by and among Statoil ASA and Brigham Exploration Company

(d)(7)	Letter Agreement dated October 27, 2011 amending the Agreement and Plan of Merger dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company

*Included in mailing to stockholders.